

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

Paul W. Orban
Executive Vice President and Chief Financial Officer
DISH DBS Corporation
9601 South Meridian Boulevard
Englewood, CO 80112

      Re: DISH DBS Corporation
         Registration Statement on Form S-4
         Filed June 15, 2021
         Form 10-Q for the Quarterly Period Ended March 31, 2021
         Filed May 4, 2021
         File No. 333-3192

Dear Mr. Orban:

      We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2021

Financial Statements
Note 10. Financial Information for Subsidiary Guarantors, page 29

1.   Please describe for us how your disclosures comply with the non-financial disclosure requirements in Rule 13-01(a)(1) – (3) of Regulation S-X as it relates to your subsidiary guarantors and registered guaranteed securities. In addition, please file Exhibit 22 or explain why this exhibit is not required. Refer to Item 601(b)(22) of Regulation S-K.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions. If you require further assistance, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology